

Mail Stop 7010

November 22, 2006

Via U.S. mail and facsimile

Mr. Allen Egner
Vice President, Finance
Claymont Steel Holdings, Inc.
4001 Philadelphia Pike
Claymont, DE 19703

>   **Re: Claymont Steel Holdings, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed November 13, 2006**
>   **File No. 333-136352**

Dear Mr. Egner:

　　　We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

　　1.　Please be advised that we are awaiting your responses to comments 21, 43, 50, 51, 52, and 86 from our letter dated September 1, 2006.

Risk Factors, page 11

Our internal controls over financial reporting…, page 19

　　2.　Please disclose the impact of the restatement on your financial statements.

Liquidity and Capital Resources, page 33

　　3.　We note your discussion of liquidity at September 30, 2006 on page 34. Please update the amount of cash dividends paid during the interim period and your description of how those dividends were funded to include the July 2006 $71.7 million that was funded by the proceeds of the Senior Secured Pay-In-Kind Notes issued in July 2006.

Cash Flows – Operating Activities, page 34

4. We note your discussion of net income adjusted for non-cash items for the current year and prior year interim periods. It is unclear to us that your calculation of this amount includes an adjustment for the non-cash change in deferred taxes as seen on your statements of cash flows. Please advise or revise.

October 1, 2005 Unaudited Pro Forma Statement of Operations, page P-4

5. Please refer to footnote 7. It appears to us that your pro forma financial statements should reflect the payment of all 2005 and 2006 dividends as though they occurred on January 1, 2005, along with reflecting the various transactions used to fund those dividends as though they occurred on January 1, 2005. It is unclear to us that your investment securities would have remained outstanding at October 1, 2005 under this scenario, and it is therefore unclear to us why you are reflecting interest income from these investment securities. Please advise or revise. Also apply this comment to your December 31, 2005 pro forma statement of operations.

December 31, 2005 Unaudited Pro Forma Statement of Operations, page P-5

6. Please help us to understand why the interest expense adjustment reflected in footnote 8 for the Claymont Steel floating rate notes differs from the adjustment seen on your October 1, 2005 pro forma statement of operations. In this regard, we assume that both adjustments would reflect interest expense and amortization of deferred financing fees for the period from January 1, 2005 to August 2005. Please advise or revise.

September 30, 2006 Condensed Consolidated Financial Statements

Note 11 – Litigation and Environmental, page F-36

7. We note your disclosures on page 53 concerning contact with the Delaware Department of Natural Resources and Environmental Control. Please include these disclosures in your interim financial statements, either here or in a subsequent events footnote, as we believe that environmental matters are important to your investors. Also refer to SOP 94-6.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, John Cash, Accounting Branch Chief, at (202) 551-3768 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Ms. Kimberly A. Taylor
        Morgan, Lewis & Bockius LLP
        One Oxford Centre
        Thirty-Second Floor
        Pittsburgh, PA 15219

        Mr. Ronald S. Brody
        Mayer, Brown, Rowe & Maw LLP
        1675 Broadway
        New York, NY 10019